October 12, 2016

WABCO Holdings Inc.
2770 Research Drive
Rochester Hills, MI 48309

Via EDGAR

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Washington, DC 20549

Re:    WABCO Holdings Inc.
Form 10-K for the year ended December 31, 2015
Filed February 11, 2016 - No. 001-33332

Dear Ms. Raminpour:
On behalf of WABCO Holdings Inc. (the “Company”), we are hereby responding to your letter dated September 29, 2016, in connection with the Company’s Form 10-K annual report for the year ended December 31, 2015 (“Form 10-K”).

For convenience of reference, the comment of staff of the Securities and Exchange Commission (the "Staff") is reproduced below in italics under the headings followed by the related Company response.

Form 10-K For the Year Ended December 31, 2015

Financial Statements
Note 16 - Income Taxes, page 73

We have reviewed your response to our prior comment 1. Please consider expanding your incomes taxes critical accounting policy within MD&A to include a discussion regarding your foreign earnings and their respective lower tax rates than in the U.S. given their significance to your rate reconciliation and income tax provision. Additionally, please consider disclosing the amount of profit or earnings on your operations in Belgium and effective income tax rate for each year presented, as you disclose that this country has the largest impact on your effective income tax rate.

Company Response:

In response to the Staff’s comment, the Company confirms that, beginning with its Form 10-K annual report for the year ending December 31, 2016, it will include disclosure in its Critical Accounting Policies section of MD&A regarding the impact of the mix of U.S. versus foreign earnings on its overall group effective tax rate given the fact that the tax rates in these foreign jurisdictions are lower than the U.S. statutory rate. The Company will also identify Belgium, and any foreign jurisdiction that significantly impacts its overall group effective tax rate, and will provide information to enable investors to understand the relative importance of such jurisdiction, including any tax arrangements that the Company benefits from in such jurisdiction, on the Company’s overall group effective tax rate.

We thank you for your prompt attention to these responses and look forward to hearing from you at your earliest convenience. Please direct any questions concerning these responses to the undersigned at 32-2-663-9871, or alternatively Sean Deason, Vice President and Controller, at 32-2-663-9981.

Very truly yours,

/s/ Prashanth Mahendra-Rajah
Prashanth Mahendra-Rajah
Chief Financial Officer